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                             April 14, 2021

       G. Mike Mikan
       Chief Executive Officer
       Bright Health Group Inc.
       8000 Norman Center Drive
       Suite 1200
       Minneapolis, MN 55437

                                                        Re: Bright Health Group
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on March
18, 2021
                                                            CIK No. 0001671284

       Dear Mr. Mikan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted March 18, 2021

       General

   1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act,
that you, or anyone authorized to do so on your behalf, have presented or expect to present to
potential investors in reliance on Rule 163B of the Securities Act, whether or not you
retained, or intend to retain, copies of those communications.
 G. Mike Mikan
Bright Health Group Inc.
April 14, 2021
Page 2
2. Please file your exhibits as part of your amended filings so that we may have sufficient time with which to review your exhibits. If you intend to omit or redact information in accordance with Rule 601 of Regulation S-K for part of any of your exhibits, please contact the staff so we may discuss the process for handling such exhibits.
Bright Health's Businesses, page 5

3. We note your disclosure on page 72 that you, "generate revenue from premiums, including value-based provider revenue, and fee-for-service provider revenue received from consumers and payors." Please include in this section a narrative description, inclusive of graphics if appropriate, of your typical revenue stream. Describe who your customers and payors are and how the revenue flows through you and your various business operations.
4. Please revise this section to include an organizational chart that shows how NeueHealth,
         Bright HealthCare, BiOS, DocSquad, and any other material aspects of your business fit together within your corporate structure.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics and Non-GAAP Financial Measures, page 69

5. Please revise the table on page 69 to insert your GAAP net loss before Adjusted
         EBITDA. See Compliance and Disclosure Interpretations Question 102.10 on Non-
         GAAP Financial Measures.
Critical Accounting Policies and Estimates
Medical Costs Payable, page 80

6. You disclose that completion factors are the most significant factor used in developing your estimate of the medical costs payable. In your sensitivity disclosure presented at the top of page 81 you show the impact of reasonably likely changes in completion factors on your medial cost payable at December 31, 2020. Please address the following
           Tell us why you apparently believe both positive and negative changes in completion factors are reasonably likely to occur when you disclose only favorable prior year development in each of the last three years.
           Explain why the maximum impact on your medical costs payable at December 31,
           2020 is only about 3.3% of the recorded balance when prior year development recorded in 2020 and 2019 was 19.2% and 32.3%, respectively, of the beginning of the year payable amount.
           In this disclosure and in your policy note on page F-13 you disclose that medical cost
FirstName LastNameG.
           trend factors Mike   Mikanin the most recent months. Please tell us
your consideration
                         are applied
Comapany for
           NameBright
               includingHealth   Group
                          additional    Inc.
                                     sensitivity disclosures based on
reasonably likely changes
           in medical
April 14, 2021 Page 2 cost trend factors and/or any other material input to your liability estimate.
FirstName LastName
 G. Mike Mikan
FirstName   LastNameG.
Bright Health  Group Inc.Mike Mikan
Comapany
April       NameBright Health Group Inc.
       14, 2021
April 314, 2021 Page 3
Page
FirstName LastName
Notes to Consolidated Financial Statements
Note 8. Medical Costs Payable, page F-28

7. Please revise your rollforward of medical costs payable on page F-28 to include 2018 activity as required by ASC 944-40-50-3.
Note 15. Segments and Geographic Information, page F-35

8. Please tell us why it is appropriate to aggregate your Bright Healthcare - IFP and Bright
         HealthCare - MA operating segments into one reportable segment. In your response, tell us how these operating segments have similar economic characteristics and class of customer as stipulated in ASC 280-10-50-11. Explain how relatively older customers who qualify for Medicare Advantage plans that anecdotally have higher claims rates and costs can result in similar long-term average gross margin expectations compared to individual and family plans.
        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at
(202) 551-
3217 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:      Hui Lin